Exhibit 99.1

Interim Report for the Nine Months Ended September 30, 2019

November 6, 2019; Copenhagen, Denmark;

Interim Report for the First Nine Months Ended September 30, 2019

Highlights

•

Completion of public offering and listing of American Depository Shares (ADSs) on Nasdaq Global Select Market under the symbol “GMAB.”  Total gross proceeds from the issuance of new shares amounted to USD 582 million (DKK 3,873 million) with a corresponding increase in share capital of 3,277,500 ordinary shares or 32,775,000 ADSs

•	Positive data reported by Novartis for the Phase III ASCLEPIOS I & II studies of subcutaneous ofatumumab in relapsing multiple sclerosis (RMS)
•

DARZALEX® (daratumumab) approved in the U.S. in combination with bortezomib, thalidomide and dexamethasone (VTd) and in Japan in combination with bortezomib, melphalan and prednisone (VMP) in various multiple myeloma frontline settings

•	Positive topline results for daratumumab in both the Phase III CANDOR and Phase II GRIFFIN studies in various multiple myeloma settings
•

Biologics License Application (BLA) submitted to U.S. Food and Drug Administration (U.S. FDA) for the subcutaneous formulation of daratumumab; standard review received. An extension of marketing authorization for this formulation was also submitted to the European Medicines Agency (EMA)

•	DARZALEX net sales increased 50% compared to the first nine months of 2018 to USD 2,168 million, resulting in royalty income of DKK 2,033 million
•	Genmab is improving its 2019 financial guidance mainly due to positive foreign exchange movements between the USD and DKK resulting in increased milestone income and royalties on sales of DARZALEX

“Genmab made excellent progress across many areas of the business during the third quarter of 2019. Of key significance was the completion of our public offering of American Depositary Shares and listing on the Nasdaq Global Select Market in the U.S. Genmab’s status as a dual listed company both increases our visibility as an innovation powerhouse and provides additional support for the development of our exciting pipeline of antibody product candidates,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “Over the past three months advances to this pipeline included positive data readouts for ofatumumab in relapsing multiple sclerosis and daratumumab in multiple myeloma, regulatory submissions for daratumumab and teprotumumab and additional approvals for daratumumab in the U.S. and Asia. In addition, we entered into new strategic collaborations with companies such as Tempus and BliNK Biomedical, which will allow us to expand our pipeline in new directions as Genmab continues to move towards our goal of transforming cancer treatment.”

Financial Performance First Nine Months of 2019

•

Revenue was DKK 2,405 million in the first nine months of 2019 compared to DKK 1,789 million in the first nine months of 2018.  The increase of DKK 616 million, or 34%, was mainly driven by higher DARZALEX royalties and reimbursement income from our collaborations with Seattle Genetics and BioNTech,  partly offset by the one-time payment from Novartis of USD 50 million (DKK 304 million) during the first nine months of 2018 for lost potential milestones and royalties following announcement of Novartis’ intention to transition Arzerra® (ofatumumab) to limited availability via compassionate use programs for chronic lymphocytic leukemia (CLL) in non-U.S. markets.

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Interim Report for the Nine Months Ended September 30, 2019

•	Net sales of DARZALEX by Janssen were USD 2,168 million in the first nine months of 2019 compared to USD 1,441 million in the first nine months of 2018, an increase of USD 727 million, or 50%.
•

Operating expenses were DKK 1,943 million in the first nine months of 2019 compared to DKK 1,130 million in the first nine months of 2018. The increase of DKK 813 million, or 72%, was driven by the advancement of tisotumab vedotin and enapotamab vedotin,  additional investments in our product pipeline,  and the increase in new employees to support the expansion of our product pipeline.

•

Operating income was DKK 462 million in the first nine months of 2019 compared to DKK 659 million in the first nine months of 2018.  As anticipated, the decrease of DKK 197 million, or 30%, was driven primarily by increased operating expenses and the one-time payment from Novartis in 2018.

Outlook

Genmab is improving its 2019 financial guidance published on August 14, 2019 mainly due to positive foreign exchange movements between the USD and DKK resulting in increased milestone income and royalties on sales of DARZALEX.

	Revised	Previous
MDKK	Guidance	Guidance
Revenue	5,100	4,800
Operating expenses	(2,750)	(2,750)
Operating income	2,350	2,050

Conference Call

Genmab will hold a conference call in English to discuss the results for the first nine months of 2019 today,  Wednesday,  November 6, at 6:00 pm CET, 5:00 pm GMT or 12:00 pm EST. To join the call dial

+1 631 510 7495 (U.S. participants) or +44 2071 928000 (international participants) and provide conference code 7996106.

A live and archived webcast of the call and relevant slides will be available at www.genmab.com.

Contact:

Marisol Peron,  Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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Interim Report for the Nine Months Ended September 30, 2019

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Interim Report for the Nine Months Ended September 30, 2019

CONSOLIDATED KEY FIGURES

	3rd Quarter of	3rd Quarter of	9 Months Ended	9 Months Ended	Full Year
	2019	2018*	September 30, 2019	September 30, 2018*	2018*
	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000
Income Statement
Revenue	1,039,844	598,597	2,404,767	1,789,284	3,025,137
Research and development expenses	(607,886)	(343,242)	(1,717,342)	(974,682)	(1,431,159)
General and administrative expenses	(81,225)	(55,182)	(225,449)	(155,340)	(213,695)
Operating expenses	(689,111)	(398,424)	(1,942,791)	(1,130,022)	(1,644,854)
Operating result	350,733	200,173	461,976	659,262	1,380,283
Net financial items	348,546	30,425	441,853	162,216	231,688
Net result	537,047	179,175	694,141	638,276	1,472,141

Balance Sheet
Cash position**	11,116,849	5,895,423	11,116,849	5,895,423	6,106,094
Non-current assets	1,074,001	831,752	1,074,001	831,752	1,027,974
Assets	13,330,303	7,403,733	13,330,303	7,403,733	8,460,999
Shareholders' equity	12,514,631	7,079,169	12,514,631	7,079,169	8,014,360
Share capital	64,989	61,490	64,989	61,490	61,498
Investments in intangible and tangible assets	46,573	408,754	82,147	456,545	477,366

Cash Flow Statement
Cash flow from operating activities	319,068	211,741	1,151,094	810,688	1,014,786
Cash flow from investing activities	(46,241)	(414,402)	(832,323)	(1,201,093)	(1,777,553)
Cash flow from financing activities	3,637,030	12,900	3,652,648	(72,611)	(70,901)
Cash and cash equivalents	4,643,035	896,074	4,643,035	896,074	532,907
Cash position increase/(decrease)	4,165,896	(175,512)	5,010,755	472,686	683,357

Financial Ratios
Basic net result per share	8.38	2.92	11.14	10.43	24.03
Diluted net result per share	8.28	2.89	11.03	10.29	23.73

Period-end share market price	1,390.50	1,010.00	1,390.50	1,010.00	1,067.50
Price / book value	7.22	8.77	7.22	8.77	8.19

Shareholders' equity per share	192.57	115.13	192.57	115.13	130.32
Equity ratio	94%	96%	94%	96%	95%

Average number of employees (FTE***)	514	334	458	297	313
Number of employees at the end of the period	533	349	533	349	377

 * As disclosed in note 1 of the financial statements, prior period amounts have not been adjusted under the modified retrospective method to adopt IFRS 16 as of January 1, 2019

** Cash, cash equivalents, and marketable securities.

*** Full-time equivalent

The figures and financial ratios have been prepared on a consolidated basis. The financial ratios have been calculated in accordance with the recommendations of the Association of Danish Financial Analysts (2017) and key figures in accordance with IFRS.

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Interim Report for the Nine Months Ended September 30, 2019

OUTLOOK

	Revised	Previous
MDKK	Guidance	Guidance
Revenue	5,100	4,800
Operating expenses	(2,750)	(2,750)
Operating income	2,350	2,050

Genmab is improving its 2019 financial guidance published on August 14, 2019 mainly due to positive foreign exchange movements between the USD and DKK resulting in increased milestone income and royalties on sales of DARZALEX.

Revenue

We expect our 2019 revenue to be approximately DKK 5,100 million, an increase of DKK 300 million compared to the previous guidance. Our projected revenue for 2019 primarily consists of DARZALEX royalties of DKK 3,000 million, an increase of DKK 115 million from the previous guidance due to positive impact of USD/DKK exchange rate movements.  The DARZALEX royalties are based on estimated net sales of USD 3.0 billion in 2019. We project DARZALEX milestones of approximately DKK 1,675 million driven by commercial net-sales based milestones of USD 100 million and USD 150 million, for achieving net-sales in a calendar year of USD 2.5 billion and USD 3.0 billion respectively, an increase of DKK 175 million from the previous guidance mainly due to positive impact of USD/DKK exchange rate movements. The remainder of the revenue consists of cost reimbursement income, Arzerra® royalties, and DuoBody® milestones.

Operating Expenses

We anticipate that our 2019 operating expenses will be approximately DKK 2,750 million driven by the advancement of our product pipeline and addition of new projects.

Operating Result

We now expect the operating income to be approximately DKK 2,350 million in 2019, an increase of DKK 300 million compared to the previous guidance.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to the achievement of certain milestones associated with our collaboration agreements; the timing and variation of development activities (including activities carried out by our collaboration partners) and related income and costs; DARZALEX sales and corresponding royalties to Genmab; and currency exchange rates. The financial guidance assumes that no significant agreements are entered during 2019 that could materially affect the results.

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Interim Report for the Nine Months Ended September 30, 2019

KEY 2019 PRIORITIES

Priority		Targeted Milestones
Daratumumab	  

•   U.S. FDA decision on Phase III MAIA multiple myeloma (MM) submission

•   U.S. FDA decision on Phase III CASSIOPEIA MM submission

•   Phase III COLUMBA MM subcutaneous daratumumab safety and efficacy analysis

Ofatumumab		• Phase III ASCLEPIOS I & II relapsing multiple sclerosis subcutaneous ofatumumab study completion and reporting
Tisotumab vedotin		• Phase II innovaTV 204 tisotumab vedotin recurrent / metastatic cervical cancer study enrollment complete by mid-year
Innovative pipeline	 *

•   Phase II enapotamab vedotin expansion cohort efficacy analysis

•   Phase I/II HexaBody®-DR5/DR5 initial clinical data

•   Phase I/II DuoBody-CD3xCD20 clinical data dose escalation cohorts

•   File INDs or CTAs for 3 new products

*Initial data now anticipated in 2020. A status update will be available in 2019.

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Interim Report for the Nine Months Ended September 30, 2019

PRODUCT PIPELINE

Our own and partnered product pipeline consists of eighteen antibodies in clinical development, including two marketed partnered products, and approximately 20 in-house and partnered pre-clinical programs. An overview of the development status of each of our products is provided in the following sections. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com.

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST NINE MONTHS OF 2019

Marketed Partnered Products

DARZALEX (daratumumab) – First CD38 Antibody Approved in the World

•	First-in-class human CD38 antibody in development to treat cancer
•

Approved in combination with other therapies for frontline and for relapsed/refractory multiple myeloma in territories including the U.S.,  Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe

•	Multiple Phase III studies ongoing in multiple myeloma and amyloid light-chain (AL) amyloidosis, and for a subcutaneous formulation
•	Early stage studies ongoing in other blood cancers
•	Collaboration with Janssen Biotech, Inc. (Janssen)
•	Net sales of DARZALEX by Janssen were USD 2,168 million in the first nine months of 2019

DARZALEX (daratumumab) intravenous infusion is indicated for the treatment of adult patients:

Jurisdiction	Approval	Key Underlying Clinical Trial(s)
United States
Relapsed / Refractory MM
November 2015	Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent	SIRIUS (MMY2002)

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Interim Report for the Nine Months Ended September 30, 2019

November 2016	In combination with Rd or Vd, for patients who have received at least one prior therapy	CASTOR (MMY3004); POLLUX (MMY3003)
June 2017	In combination with Pom-d for patients who have received at least two prior therapies, including lenalidomide and a PI	EQUULEUS (MMY1001)
Frontline MM
May 2018	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	ALCYONE (MMY3007)
June 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)
September 2019	In combination with VTd for newly diagnosed patients who are eligible for ASCT	CASSIOPEIA (MMY3006)
Split Dosing Regimen
February 2019	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)
European Union
Relapsed / Refractory MM
April 2016	Monotherapy for patients whose prior therapy included a PI and an immunomodulatory agent and who have demonstrated disease progression on the last therapy	SIRIUS (MMY2002)
February 2017	In combination with Rd or Vd for patients who have received at least one prior therapy	CASTOR (MMY3004); POLLUX (MMY3003)
Frontline MM
July 2018	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	ALCYONE (MMY3007)
Split Dosing Regimen
December 2018	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)
Japan
Relapsed / Refractory MM
September 2017	In combination with Rd or Vd	CASTOR (MMY3004); POLLUX (MMY3003)
Frontline MM
August 2019	In combination with VMP for newly diagnosed patients ineligible for ASCT	ALCYONE (MMY3007)

PI = proteasome inhibitor; Rd = lenalidomide and dexamethasone; Vd = bortezomib and dexamethasone; VMP = bortezomib, melphalan and prednisone; VTd = bortezomib, thalidomide and dexamethasone; ASCT = autologous stem cell transplant; Pom-d = pomalidomide and dexamethasone

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Interim Report for the Nine Months Ended September 30, 2019

The warnings and precautions for DARZALEX include infusion reactions, interference with serological testing and interference with determination of complete response. The most frequently reported adverse reactions (incidence ≥20%) in clinical trials were: infusion reactions, neutropenia, thrombocytopenia, fatigue, nausea, diarrhea, constipation, vomiting, muscle spasms, arthralgia, back pain, pyrexia, chills, dizziness, insomnia, cough, dyspnea, peripheral edema, peripheral sensory neuropathy and upper respiratory tract infection.

Please consult the full U.S. Prescribing information and the full European Summary of Product Characteristics for all the labeled safety information for DARZALEX.

Third Quarter Update

•

September: DARZALEX approved in combination with VTd as treatment for patients newly diagnosed with multiple myeloma who are eligible for autologous stem cell transplant (ASCT). The approval was based on data from the Phase III CASSIOPEIA (MMY3006) study.

•

September: Recruitment complete in the Phase III CEPHEUS (MMY3019) study of subcutaneous daratumumab in combination with bortezomib, lenalidomide and dexamethasone (VRd) in patients with untreated multiple myeloma for whom hematopoietic stem cell transplant is not planned as initial therapy.

•	September: Enrollment temporarily on hold for Phase III AURIGA (MMY3021) trial based on U.S. FDA request for additional information related to analytical methods included in the study protocol.
•

September: Topline results from the Phase III CANDOR study, sponsored by Amgen, of daratumumab in combination with carfilzomib and dexamethasone (Kd) versus Kd alone in relapsed or refractory multiple myeloma met the primary endpoint of improvement in progression free survival (PFS).  Daratumumab in combination with Kd resulted in a 37% reduction in the risk of progression or death in patients with relapsed or refractory multiple myeloma (HR=0.630; 95% CI: 0.464, 0.854; p=0.0014). The median PFS for patients treated with daratumumab in combination with Kd had not been reached by the cut-off date compared to a median PFS of 15.8 months for patients who received Kd alone. There was a higher frequency of adverse events reported with daratumumab plus Kd, a three-agent regimen, than with Kd, a two-agent regimen. The types of observed adverse events were consistent with the known safety profiles of the individual agents. Amgen will discuss the data with health authorities in preparation for regulatory submissions.

•

September: Data from multiple daratumumab studies, including the first public presentations of the Phase II GRIFFIN (MMY2004) and PLEIADES (MMY2040) studies, were presented at the 17th International Myeloma Workshop.

•	August: Recruitment complete in the Phase III LEPUS (MMY3009) study of daratumumab plus Vd in Chinese patients with relapsed or refractory multiple myeloma.
•

August: DARZALEX approved in combination with VMP for the treatment of patients with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplant in Japan. The approval was based on data from the Phase III ALCYONE (MMY3007) study. Genmab received USD 7 million milestone payment.

•

July: A BLA was submitted to the U.S. FDA and an extension of the marketing authorization was submitted to the European Medicines Agency for the subcutaneous formulation of daratumumab. The submissions were based on data from Phase III COLUMBA (MMY3012) and Phase II PLEIADES (MMY2040) studies. In September the BLA received a standard review from the U.S. FDA.

•	July: The Phase II GRIFFIN (MMY2004) study of daratumumab in combination with VRd versus VRd alone for transplant eligible patients with newly diagnosed multiple myeloma met the primary

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Interim Report for the Nine Months Ended September 30, 2019

endpoint of stringent complete response (sCR). The topline data showed that 42.4% of patients treated with daratumumab in combination with VRd achieved a sCR, compared to 32.0% of patients who received VRd alone, with an odds ratio of 1.57 (95% CI: 0.87 - 2.82, p=0.1359, exceeding the statistical significance at the pre-set 2-sided alpha level of 0.2). Secondary endpoints, including the results of the minimal residual disease (MRD) analysis, supported the primary endpoint favoring daratumumab in combination with VRd. Overall, the safety profile of daratumumab in combination with VRd was consistent with the safety profile for each therapy separately.

•	July: DARZALEX was approved as monotherapy in China for adult patients with relapsed or refractory multiple myeloma.
•

July: Recruitment complete in the Phase III ANDROMEDA (AMY3001) study of daratumumab in combination with cyclophosphamide, bortezomib and dexamethasone (CyBorD) in patients with newly diagnosed systemic AL amyloidosis.

First Half Update

•

June: The U.S. FDA approved the use of DARZALEX in combination with Rd for the treatment of adult patients newly diagnosed with multiple myeloma who are ineligible for ASCT. The approval was based on the Phase III MAIA (MMY3008) study.

•

June: Data from Phase III daratumumab trials CASSIOPEIA (MMY3006) and COLUMBA (MMY3012) were presented in oral sessions at both the 2019 American Society of Clinical Oncology (ASCO) Annual Meeting and the 24th European Hematology Association (EHA) Annual Congress.

•

June: Enrollment complete in the Phase III APOLLO (MMY3013) trial of daratumumab in combination with pomalidomide and dexamethasone (Pom-dex) for patients with relapsed or refractory multiple myeloma who have received at least one prior line of therapy with both lenalidomide and a proteasome inhibitor.

•	May: Enrollment complete in the Phase III AQUILA (SMM3001) trial of daratumumab in high-risk smoldering multiple myeloma.
•

May: The U.S. FDA granted Priority Review for daratumumab in combination with VTd as treatment for newly diagnosed patients with multiple myeloma who are candidates for ASCT.  The submission was based on the Phase III CASSIOPEIA (MMY3006) data.

•

April: A Supplemental new drug application (sNDA) was submitted in Japan for daratumumab in combination with lenalidomide and dexamethasone as  a treatment for patients newly diagnosed with multiple myeloma who are not candidates for high-dose chemotherapy and ASCT. The submission was based on data from Phase III MAIA (MMY3008) study.

•

April: The Phase III AURIGA (MMY3021) study was announced to examine daratumumab plus lenalidomide as maintenance treatment in patients with newly diagnosed multiple myeloma and utilizes the subcutaneous formulation of daratumumab. The first patient was dosed in June.

•

March: The Phase II LYNX (MMY2065) study of subcutaneous daratumumab in combination with Kd compared to Kd in patients with relapsed refractory multiple myeloma who were previously treated with intravenous daratumumab was published on www.clinicaltrials.gov.

•

March: Regulatory submissions to broaden the label for daratumumab to include use in combination with VTd as treatment for newly diagnosed patients with multiple myeloma who are candidates for ASCT were submitted to the EMA and the U.S. FDA. The submissions were based on data from the Phase III CASSIOPEIA (MMY3006) study.

•

March: A regulatory submission to broaden the existing marketing authorization for daratumumab to include use in combination with Rd as treatment for newly diagnosed patients with multiple myeloma who are not candidates for high dose chemotherapy and ASCT was submitted to the EMA. The submission was based on data from the Phase III MAIA (MMY3008) study.

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Interim Report for the Nine Months Ended September 30, 2019

•

February: Topline results from the Phase III COLUMBA study (MMY3012) of subcutaneous versus intravenous (IV) daratumumab for patients with relapsed or refractory multiple myeloma were reported. The results showed that subcutaneous administration of daratumumab co-formulated with recombinant human hyaluronidase PH20 is non-inferior to IV administration of daratumumab with regard to the co-primary endpoints of overall response rate (ORR) and Maximum Trough concentration (Ctrough) of daratumumab on day 1 of the third treatment cycle. The ORR for patients treated with subcutaneous daratumumab was 41.1% versus 37.1% in patients treated with IV daratumumab. The lower limit of the 95% Confidence Interval (CI) for the ratio of the two met the specified non-inferiority criterion for this co-primary endpoint. The geometric mean of Ctrough for patients treated with subcutaneous daratumumab was 499 mg/mL versus 463 mg/mL in patients treated with IV daratumumab. The lower limit of the 95% CI for the ratio of the two met the specified non-inferiority criterion for this co-primary endpoint. No new safety signals were detected and Janssen plans to discuss the potential for a regulatory submission for subcutaneous daratumumab with health authorities.

•	February: The U.S. FDA approved an update to the Prescribing Information for DARZALEX to provide healthcare professionals the option to split the first infusion of DARZALEX over two consecutive days.
•

January:  The first part of a regulatory application was submitted to the U.S. FDA for a label expansion to include the use of daratumumab in combination with Rd for the treatment of patients with newly diagnosed multiple myeloma who are not candidates for high dose chemotherapy and ASCT. The submission was based on data from the Phase III MAIA (MMY3008) study. The U.S. FDA reviewed this application under their Real-Time Oncology Review (RTOR) pilot program. The submission was completed in March.

Daratumumab Development Covering All States of Multiple Myeloma – Key Ongoing Trials

Disease Stage	Therapy	Development Phase (Pre-Clinical, I, I/II, II, III)
High Risk Smoldering	Monotherapy	✓ AQUILA
	Monotherapy	✓ CENTAURUS
Front line (transplant & non-transplant)	Dara + VMP	✓ ALCYONE
	Dara + VMP (Asia Pacific)	OCTANS
	Dara + Rd	✓ MAIA
	Dara + VRd	✓ CEPHEUS
	Dara + VTd	✓ CASSIOPEIA
	Dara + VRd	PERSEUS
	Dara + R (maintenance)	AURIGA
	Dara + VRd	✓ GRIFFIN
Relapsed or Refractory	Dara + Vd (China)	✓ LEPUS
	Dara + Kd	✓ CANDOR
	Dara + Pom + d	✓ APOLLO
	Subcutaneous vs IV	✓ COLUMBA
	Dara + combinations	NINLARO® (Ph II), Venclexta® (Ph II), Selinexor (Ph I/II)
	Dara + I.O. (PD1 & PDL1)	Opdivo® (Ph I/II)

V = Velcade®, MP = melphalan-prednisone , T = thalidomide d = dexamethasone, R = Revlilmid®, K = Kyprolis®, Pom = Pomalyst®

✓ Fully recruited

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Interim Report for the Nine Months Ended September 30, 2019

Daratumumab Development – Beyond Multiple Myeloma

Arzerra (ofatumumab) – Our First Marketed Product

•	Human CD20 monoclonal antibody developed and marketed worldwide by Novartis under a license agreement with Genmab
•	Novartis is marketing Arzerra for certain chronic lymphocytic leukemia (CLL) indications in the U.S. and Japan and certain other territories
•	Net sales of Arzerra by Novartis were USD 13 million in the first nine months of 2019

In the U.S., Arzerra solution for infusion is approved for use in combination with chlorambucil for the treatment of previously untreated patients with CLL for whom fludarabine-based therapy is considered inappropriate; for use in combination with fludarabine and cyclophosphamide (FC) for the treatment of patients with relapsed CLL; and for extended treatment of patients who are in complete or partial response after at least two lines of therapy for recurrent or progressive CLL. It is also indicated as monotherapy for the treatment of patients with CLL who are refractory to fludarabine and alemtuzumab.

In 2019, the marketing authorization for Arzerra was withdrawn in the EU and several other territories.  Arzerra is commercially available in Japan as well as in the U.S. and certain other territories.

The overall safety profile of Arzerra in CLL is based on exposure in clinical trials and the post-marketing setting. The most common side effects for Arzerra include adverse events associated with infusion reactions, cytopenias, and infections (lower respiratory tract infection, including pneumonia, upper respiratory tract infection, sepsis, including neutropenic sepsis and septic shock, herpes viral infection, and urinary tract infection).

Please consult the full U.S. Prescribing information, including Boxed Warning for all the labeled safety information for Arzerra.

First Half Update

•	February: The marketing authorization for Arzerra was withdrawn in the EU and several other territories.

Ofatumumab (OMB157) - Potential in Relapsing Multiple Sclerosis

•	Human CD20 monoclonal antibody developed and marketed worldwide by Novartis under a license agreement with Genmab
•	Subcutaneous formulation in development to treat RMS
•	Positive data available from the two Phase III ASCLEPIOS studies with low dose subcutaneous ofatumumab in RMS
•	Based on ASCLEPIOS data Novartis plans to initiate submissions to health authorities by end of 2019

Ofatumumab is a human IgG1k mAb that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. A subcutaneous formulation of ofatumumab is being

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investigated in two Phase III clinical studies in RMS. The studies compare the efficacy and safety of subcutaneous ofatumumab versus teriflunomide in patients with relapsing MS and are comprised of approximately 900 patients each. A Phase III study examining the long-term safety, tolerability and effectiveness of ofatumumab in patients with relapsing MS who participated in a previous study is also ongoing as is a study to evaluate the bioequivalence of 20mg of subcutaneous ofatumumab injected by either pre-filled syringe or autoinjector in adult relapsing MS patients.

Third Quarter Update

•

August: Novartis reported that the Phase III ASCLEPIOS I & II studies of subcutaneous ofatumumab versus teriflunomide in adults with relapsing forms of multiple sclerosis met the primary endpoints where ofatumumab showed a highly significant and clinically meaningful reduction in the number of confirmed relapses, evaluated as the annualized relapse rate (ARR). Key secondary endpoints of delaying the time to confirmed disability progression were also met. According to Novartis, ofatumumab delivered sustained efficacy and the safety profile of ofatumumab as seen in the ASCLEPIOS studies is in line with the observations from prior Phase II results. Detailed data from these studies was subsequently presented at the 35th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in September. Patients with RMS on ofatumumab had a reduction in ARR by 50.5% (0.11 vs. 0.22) and 58.5% (0.10 vs 0.25) compared to teriflunomide (both studies p<0.001) in ASCLEPIOS I and II studies respectively. Regarding secondary endpoints of the trials, ofatumumab showed highly significant suppression of gadolinium (Gd) enhancing T1 lesions when compared to teriflunomide demonstrating a profound suppression of new inflammatory activity. Ofatumumab showed a relative risk reduction of 34.4% in 3-month confirmed disability worsening (CDW) (p=0.002) and 32.5% in 6-month CDW (p=0.012) versus teriflunomide in pre-specified pooled analyses. Based on the ASCLEPIOS data Novartis plans to initiate submissions to health authorities by the end of 2019.

Proprietary Products in Development*

*Certain products in co-development, partners as indicated

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Tisotumab vedotin – A Next Generation Therapeutic

•	Antibody-drug conjugate (ADC, antibody coupled to a cell-killing agent) in development to treat solid tumors
•	Phase II potential registration study in cervical cancer ongoing, enrollment completed; Phase II clinical studies in ovarian and other solid tumors ongoing
•	Co-developed under a license and collaboration agreement with Seattle Genetics

Tisotumab vedotin is an ADC targeted to tissue factor (TF), a protein involved in tumor signaling and angiogenesis. Based on its high expression on many solid tumors and its rapid internalization, TF is a suitable target for an ADC approach. Tisotumab vedotin is in clinical development for solid tumors. Tisotumab vedotin is being co-developed by Genmab and Seattle Genetics, under an agreement in which the companies share all costs and profits for the product on a 50:50 basis.

Third Quarter Update

•	August: Expansion phase initiated in innovaTV 206 study of tisotumab vedotin as monotherapy for patients in Japan with recurrent and/or metastatic cervical cancer.

First Half Update

•	March: First patient was dosed in the Phase I/II innovaTV 206 study of tisotumab vedotin as monotherapy for patients in Japan with recurrent and/or metastatic cervical cancer.
•

March: Patient enrollment was completed in the potential registration Phase II innovaTV 204 study of tisotumab vedotin as a monotherapy for patients with recurrent and/or metastatic cervical cancer who have relapsed or progressed after standard of care treatment.

Enapotamab vedotin (HuMax-AXL-ADC) – A First-in-Class ADC

•	ADC in development to treat solid tumors
•	Phase I/II clinical study for multiple types of solid tumors ongoing

Enapotamab vedotin is an ADC targeted to AXL, a signaling molecule expressed on many solid cancers and implicated in tumor biology. Enapotamab vedotin is fully owned by Genmab and the ADC technology used with enapotamab vedotin was licensed from Seattle Genetics. A Phase I/II clinical study of enapotamab vedotin for multiple types of solid tumors is ongoing.

Third Quarter Update

•

September:  Preliminary data from the non-small cell lung cancer (NSCLC) expansion cohort of the Phase I/II study of enapotamab vedotin in solid tumors was presented during an oral session at the International Association for the Study of Lung Cancer 2019 World Conference on Lung Cancer (IASLC 2019 WCLC).

HexaBody-DR5/DR5  (GEN1029) – First HexaBody Program in Clinical Development

•	Proprietary antibody therapeutic created with Genmab’s HexaBody technology
•	Composed of two non-competing HexaBody antibody molecules that target two distinct DR5 epitopes
•	Phase I/II clinical trial in solid tumors ongoing

HexaBody-DR5/DR5 is a product comprising a mixture of two non-competing HexaBody molecules that target two distinct epitopes on death receptor 5 (DR5), a cell surface receptor that mediates a process called programmed cell death. Increased expression of DR5 has been reported in several types of tumors. A Phase I/II clinical trial in solid tumors was on a brief partial clinical hold for discussions with the U.S. FDA. This partial hold has been lifted and the dose escalation part of the trial is ongoing.

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DuoBody-CD3xCD20 (GEN3013) – A Proprietary Bispecific Antibody

•	Proprietary bispecific antibody created with Genmab’s DuoBody technology
•	Phase I/II clinical trial in B-cell malignancies ongoing

DuoBody-CD3xCD20 is a proprietary bispecific antibody created using Genmab’s DuoBody technology. DuoBody-CD3xCD20 targets CD3,  which is expressed on T-cells, and CD20, a clinically well-validated target. A Phase I/II clinical study of DuoBody-CD3xCD20 in B-cell malignancies is ongoing.

DuoBody-PD-L1x4-1BB (GEN1046) – Potential in Solid Tumors

•	Bispecific antibody created with Genmab’s DuoBody technology
•	Phase I/II clinical trial in solid tumors ongoing
•	Developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB (GEN1046) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all future costs and profits for the product on a 50:50 basis. DuoBody-PD-L1x4-1BB targets PD-L1 and 4-1BB, selected to block inhibitory PD-1 / PD-L1 axis and simultaneously activate essential co-stimulatory activity via 4-1BB using inert DuoBody antibody format. A  Phase I/II clinical study of DuoBody-PD-L1x4-1BB in solid tumors is ongoing.

First Half Update

•	May: First patient dosed in the first-in-human Phase I/II trial of DuoBody-PD-L1x4-1BB in solid tumors.
•	January: A CTA for DuoBody-PD-L1x4-1BB was submitted to regulatory authorities in Spain.

DuoBody-CD40x4-1BB (GEN1042) – New in the Clinic

•	Bispecific antibody created with Genmab’s DuoBody technology
•	Phase I/II clinical trial in solid tumors ongoing
•	Developed in collaboration with BioNTech

DuoBody-CD40x4-1BB (GEN1042) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all future costs and profits for the product on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells (DC) and antigen-dependent T-cell activation, using an inert DuoBody format.  A  Phase I/II clinical study of DuoBody-CD40 x4-1BB in solid tumors is ongoing.

Third Quarter Update

•	September: First patient dosed in the first-in-human Phase I/II trial of DuoBody-CD40x4-1BB in solid tumors.

First Half Update

•	March: A Clinical Trial Application (CTA) for DuoBody-CD40x4-1BB was submitted to regulatory authorities in the UK.

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Partner Programs Built on Genmab’s Innovation

Partnered Product Candidates

Product	Target	Partner	Disease Indications	Most Advanced Development Phase					
				Pre-Clinical	I	I/II	II	III	Status/Recent Milestone
Teprotumumab (RV001)	IGF-1R	Horizon Therapeutics (under sublicense from Roche)	Thyroid eye disease						Topline results reported February 2019; FDA submission, priority review received
HuMax-IL8	IL8	BMS	Advanced cancers						Trial ongoing
Camidanlumab tesirine (ADCT-301)	CD25	ADC Therapeutics	Relapsed or refractory Hodgkin lymphoma						Study initiated Q3 2019
			Solid tumors						Trial ongoing
JNJ-61186372	EGFR, cMet	Janssen	Non-small-cell lung cancer (NSCLC)						Ph I safety & activity data presented at ASCO, June 2019; new study in combo. w/ lazertinib in Japanese pts. initiated in Q3 2019
JNJ-63709178	CD123, CD3	Janssen	Acute Myeloid Leukemia (AML)						Trial ongoing
JNJ-64007957	BCMA, CD3	Janssen	Relapsed or refractory MM						Trials ongoing incl. combo w/ daratumumab
JNJ-64407564	GPRC5D, CD3	Janssen	Relapsed or refractory MM						Trials ongoing incl. combo w/ daratumumab
JNJ-67571244	CD33, CD3	Janssen	Relapsed or refractory AML or MDS						Trial ongoing
JNJ-63898081	PSMA, CD3	Janssen	Solid tumors						Trial ongoing
Lu AF82422	alpha-Synuclein	Lundbeck	Parkinson's disease						Trial ongoing
HuMab & DuoBody			Partnered programs

Teprotumumab

•	In clinical development by Horizon Therapeutics, plc (Horizon) for thyroid eye disease (TED)
•	A BLA submitted to the U.S. FDA by Horizon for teprotumumab in active TED received Priority Review

Teprotumumab is a human antibody that targets the Insulin-like Growth Factor-1 Receptor (IGF-1R), which is a well-validated target. Teprotumumab was created by Genmab under our collaboration with Roche. Clinical development of teprotumumab is being conducted by Horizon under a license from Roche. Teprotumumab has been granted Fast Track designation, Orphan Drug designation and Breakthrough Therapy Designation for TED, also known as Graves’ orbitopathy by the U.S. FDA.

Third Quarter Update

•

September: U.S. FDA granted Priority Review to the BLA submitted by Horizon for teprotumumab in the treatment of active TED. The U.S. FDA assigned a Prescription Drug User Fee Act (PDUFA) target date of March 8, 2020 to take a decision on the BLA for teprotumumab.

•	August: Horizon, in partnership with the U.S. FDA, developed an expanded access program for teprotumumab to make it available for people living with active TED who meet protocol criteria.

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The expanded access program will be available for a limited time while the U.S. FDA reviews Horizon’s BLA for teprotumumab.
•	July: Horizon submitted a BLA to the U.S. FDA for teprotumumab in the treatment of active TED.

First Half Update

•	February: Topline results from the Phase III confirmatory trial evaluating teprotumumab for the treatment of active thyroid eye disease showed that the study met its primary endpoint.

Camidanlumab tesirine (ADCT-301)

•	ADC in development under a collaboration and license agreement with ADC Therapeutics
•	In Phase II development for relapsed or refractory Hodgkin lymphomas and Phase I development in solid tumors

Camidanlumab tesirine is an ADC that combines Genmab’s HuMax-TAC antibody and ADC Therapeutics’ PBD-based warhead and linker technology. Camidanlumab tesirine targets CD25, which is expressed on a variety of hematological tumors and shows limited expression on normal tissues, making it an attractive target for antibody-payload approaches. Camidanlumab tesirine is in clinical development under a Collaboration and License Agreement between Genmab and ADC Therapeutics, under which Genmab owns 25% of the product rights. A  Phase II study of camidanlumab tesirine to treat relapsed or refractory Hodgkin lymphoma and a Phase I study of camidanlumab tesirine to treat solid tumors are ongoing.

Third Quarter Update

•	August: A Phase II trial of camidanlumab tesirine in patients with relapsed or refractory Hodgkin lymphoma was published on www.clinicaltrials.gov.

JNJ-61186372

•	DuoBody product targeting EGFR and cMet
•	Phase I studies ongoing in NSCLC
•	Developed by Janssen under the DuoBody technology collaboration

JNJ-61186372 is a bispecific antibody that targets EGFR and cMet, two validated cancer targets. JNJ-61186372 was created under a collaboration between Genmab and Janssen using Genmab’s DuoBody technology. The two antibodies used to generate JNJ-61186372 were both created by Genmab. Janssen is investigating JNJ-61186372 in Phase I clinical studies to treat NSCLC.

Third Quarter Update

•	September: A Phase I study of JNJ-61186372 in combination with lazertinib (JNJ-73841937) in Japanese patients with advanced NSCLC published on clinicaltrials.gov.

First Half Update

•	June: Updated data from the Phase I study of JNJ-61186372 in NSCLC was presented in an oral session at the 2019 ASCO Annual Meeting.

JNJ-67571244

•	DuoBody product targeting CD33 and CD3
•	In Phase I study for relapsed or refractory acute myeloid leukemia (AML) or myelodysplastic syndrome (MDS)
•	Developed by Janssen under the DuoBody technology collaboration

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JNJ-67571244 is a bispecific antibody that targets CD3, which is expressed on T-cells and CD33, which is frequently expressed in AML and MDS. JNJ-67571244 was created under a collaboration between Genmab and Janssen using Genmab’s DuoBody technology. JNJ-67571244 is being investigated in a Phase I clinical study to treat relapsed or refractory AML or MDS.

Third Quarter Update

•	July: Genmab received a milestone payment for progress with the program.

First Half Update

•	May: A Phase I study of JNJ-67571244 in relapsed or refractory AML or MDS was initiated.

JNJ-63898081

•	DuoBody product targeting PSMA and CD3
•	In Phase I study for advanced solid tumors
•	Developed by Janssen under the DuoBody technology collaboration

JNJ-63898081 is a bispecific antibody that targets CD3, which is expressed on T-cells and prostate-specific membrane antigen (PSMA) is highly expressed on prostate adenocarcinomas. JNJ-63898081 was created under a collaboration between Genmab and Janssen using Genmab’s DuoBody technology. JNJ-63898081 is being investigated in a Phase I clinical study to treat advanced solid tumors.

Third Quarter Update

•	July: Genmab received a milestone payment for progress with the program.

First Half Update

•	April: A Phase I study of JNJ-63898081 in advanced solid tumors was published on www.clinicaltrials.gov.

JNJ-64407564

•	DuoBody product targeting CD3 and GPRC5D
•	Phase I studies in multiple myeloma announced and ongoing
•	Developed by Janssen under the DuoBody technology collaboration

JNJ-64407564 is a bispecific antibody that targets CD3, which is expressed on T-cells, and GPRC5D, which is highly expressed in multiple myeloma cells. JNJ-64407564 was created under a collaboration between Genmab and Janssen using Genmab's DuoBody technology. JNJ-64407564 is being investigated in Phase I clinical studies to treat multiple myeloma.

Third Quarter Update

•	September: Phase Ib trial (MMY1002) of subcutaneous daratumumab in combination with either JNJ-64407564 or JNJ-64007957 for patients with multiple myeloma published on clinicaltrials.gov.

JNJ-64007957

•	DuoBody product targeting BCMA and CD3
•	Phase I studies in multiple myeloma announced and ongoing
•	Developed by Janssen under the DuoBody technology collaboration

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JNJ-64007957 is a bispecific antibody that targets BCMA, which is expressed in mature B lymphocytes, and CD3, which is expressed on T-cells, was created under a collaboration between Genmab and Janssen using Genmab's DuoBody technology. JNJ-64007957 is being investigated in Phase I clinical studies to treat multiple myeloma.

Third Quarter Update

•	September: Phase Ib trial (MMY1002) of subcutaneous daratumumab in combination with either JNJ-64407564 or JNJ-64007957 for patients with multiple myeloma published on clinicaltrials.gov.

Pre-clinical Programs

•	Broad pre-clinical pipeline of approximately 20 programs including DuoHexaBody®-CD37
•	Pre-clinical pipeline includes both partnered products and in-house programs based on our proprietary technologies
•	Multiple new Investigational New Drug Applications (INDs) expected to be submitted over coming years
•	In 2019 entered multiple strategic collaborations to support the expansion of Genmab’s innovative pipeline

Our pre-clinical pipeline includes naked antibodies, immune effector function enhanced antibodies developed with our HexaBody technology, and bispecific antibodies created with our DuoBody platform. A number of the pre-clinical programs are carried out in cooperation with our collaboration partners.

Third Quarter Update

•

September: Entered into a strategic collaboration agreement with Tempus, building upon existing service agreements between the companies. Under the terms of the agreement, the companies will jointly work on research projects that are identified by Genmab to explore novel product concepts and biomarkers. For any resulting products, Genmab will lead all development and commercial activities. Tempus will be eligible for undisclosed milestones and royalties from Genmab and will also have the option to fund part of product development programs in exchange for increased royalty payments due to Tempus under the agreement.

•

September: An antibody research program targeting HIV underway at Gilead Sciences, Inc., which incorporated Genmab’s DuoBody technology, was concluded and the underlying Exclusive License and Option Agreement, signed in 2016, was terminated.

•

August: An antibody research program underway at Gilead Sciences, Inc., which incorporated Genmab’s DuoBody technology, was concluded and the underlying Research Evaluation Agreement, signed in 2014,  was terminated.

•

July: Entered into an agreement with BliNK Biomedical for an exclusive commercial license to certain antibodies targeting CD47, for potential development and commercialization into novel bispecific therapeutics created via Genmab’s proprietary DuoBody Platform technology. Under the terms of the agreement, Genmab paid BliNK Biomedical an upfront fee of USD 2.25 million. BliNK Biomedical is also eligible to receive up to approximately USD 200 million in development, regulatory and commercial milestone payments for each product, as well as tiered royalties on net sales.

First Half Update

•

June: Entered into exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38, a next-generation human CD38 monoclonal antibody product incorporating Genmab’s HexaBody technology. Genmab will fund research and development activities until completion of clinical proof of concept studies in multiple myeloma

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and diffuse large B-cell lymphoma. Based on the data from these studies, Janssen may exercise its option and receive a worldwide license to develop, manufacture and commercialize HexaBody-CD38. Should this occur, Janssen will pay Genmab a USD 150 million option exercise fee and up to USD 125 million in development milestones, as well as a flat royalty rate of 20% on sales of HexaBody-CD38 until a specified time in 2031, followed by 13-20% tiered royalties on sales thereafter. Should Janssen not exercise its option, the terms of the agreement allow Genmab to continue to develop and commercialize HexaBody-CD38 for DARZALEX-resistant patients, and in all other indications except those multiple myeloma or amyloidosis indications where DARZALEX is either approved or is being actively developed.

The agreement is the outcome of pre-clinical research on novel CD38 targeting concepts conducted by Genmab. HexaBody-CD38 showed encouraging in vitro complement-dependent cytotoxicity (CDC) activity in B-cell lymphoma and leukemia, including for cells with low CD38 expression levels. HexaBody-CD38 also showed similar antibody-dependent cellular cytotoxicity (ADCC) in vitro compared to daratumumab.

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, research and development, commercial and financial activities. For further information about risks and uncertainties, which the Genmab group faces, refer to the 2018 annual report and the final prospectus for our U.S. public offering and listing, filed with the U.S. Securities and Exchange Commission (SEC) in July of 2019. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of the 2018 annual report.

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FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab group. The financial statements are published in Danish Kroner (DKK).

Revenue

Genmab’s revenue was DKK 2,405 million for the first nine months of 2019 compared to DKK 1,789 million for the first nine months of 2018.  The increase of DKK 616 million, or 34%, was mainly driven by higher DARZALEX royalties and reimbursement income from our collaborations with Seattle Genetics and BioNTech, partly offset by the one-time payment from Novartis of USD 50 million (DKK 304 million) during the first nine months of 2018.

MDKK	First 9 Months 2019	First 9 Months 2018
Royalties	2,051	1,134
Milestone payments	100	142
License fees	-	338
Reimbursement income	254	175
Total revenue	2,405	1,789

Royalties

Royalty income amounted to DKK 2,051 million in the first nine months of 2019 compared to DKK 1,134 million in the first nine months of 2018. The increase of DKK 917 million, or 81%, was driven by higher DARZALEX royalties, which were partly offset by lower Arzerra royalties.

Net sales of DARZALEX by Janssen were USD 2,168 million in the first nine months of 2019 compared to USD 1,441 million in the first nine months of 2018.  The increase of USD 727 million, or 50%, was driven by the continued strong uptake following the regulatory approvals in the U.S., EU and Japan. Royalty income on net sales of DARZALEX was DKK 2,033 million in the first nine months of 2019 compared to DKK 1,111 million in the first nine months of 2018,  an increase of DKK 922 million. The increase in royalties of 83% is higher than the increase in the underlying sales due to the change in royalty tiers in 2019. During the third quarter of 2019, the royalty rate on net sales of DARZALEX moved into the 16% royalty tier on net sales exceeding USD 1.5 billion in a calendar year and the 18% royalty tier on net sales exceeding USD 2 billion in a calendar year.

Novartis’ net sales of Arzerra were USD 13 million in the first nine months of 2019 compared to USD 19 million in the first nine months of 2018, a decrease of USD 6 million, or 32%. Royalty income on net sales of Arzerra was DKK 18 million in the first nine months of 2019 compared to DKK 23 million in the first nine months of 2018, a decrease of DKK 5 million, or 22%.

Royalty income may fluctuate from period to period based on the level of sales, various accruals and foreign currency exchange rates.

Milestone Payments

Milestone income was DKK 100 million in the first nine months of 2019, which was driven by the first commercial sale of DARZALEX in Japan in the third indication under the expanded label and milestones under the Janssen DuoBody collaboration.  Milestone income was DKK 142 million in the first nine months of 2018, which was driven by the first commercial sale of DARZALEX in the EU in the fourth indication under the expanded label and the Janssen and Novo Nordisk DuoBody collaborations. Milestone income may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

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Licenses Fees

There was no license fee income during the first nine months of 2019.  License fee income was DKK 338 million during the first nine of 2018, which was driven by the USD 50 million upfront payment from Novartis with the amendment of the Arzerra/ofatumumab license and collaboration agreement, payment from Janssen for an additional DuoBody target pair under the license agreement and the payment from Novo Nordisk for extending exclusivity of the commercial license for a DuoBody target pair under the agreement.

Reimbursement Income

Reimbursement income amounted to DKK 254 million in the first nine months of 2019 compared to DKK 175 million in the first nine months of 2018. The increase of DKK 79 million, or 45%, was driven by increased activities under our collaboration agreements with Seattle Genetics and BioNTech.

Refer to note 2 in this interim report for further details about revenue.

Research and Development Costs

Research and development costs amounted to DKK 1,717 million in the first nine months of 2019 compared to DKK 975 million in the first nine months of 2018.  The increase of DKK 742 million, or 76%, was driven by the advancement of tisotumab vedotin and enapotamab vedotin, the additional investment in our product pipeline, and the increase in research and development employees.

Research and development costs accounted for 88% of the total operating expenses in the first nine months of 2019 compared to 86% in the first nine months of 2018.

General and Administrative Expenses

General and administrative expenses were DKK 226 million in the first nine months of 2019 compared to DKK 155 million in the first nine months of 2018.  The increase of DKK 71 million, or 46%, was driven by growth across all support areas including enhanced technology and systems, early investment in commercial, and other areas  due to the expansion of our product pipeline.

General and administrative expenses accounted for 12% of the total operating expenses in the first nine months of 2019 compared to 14% in the first nine months of 2018.

Operating Result

Operating income was DKK 462 million in the first nine months of 2019 compared to DKK 659 million in the first nine months of 2018.  As anticipated, the decrease of DKK 197 million, or 30%, was driven primarily by increased operating expenses and the one-time payment from Novartis in 2018.

As of September 30, 2019, the total number of employees was 533 compared to 349 employees as of September 30, 2018.  The increase in employees was driven by the expansion and acceleration of our pipeline.

Workforce	September 30, 2019	September 30, 2018
Research and development employees	452	299
Administrative employees	81	50
Total employees	533	349

Net Financial Items

The  net financial items for the first nine months of 2019 were net income of DKK 442 million compared to net income of DKK 162 million in the first nine months of 2018.  The increase of DKK 280 million was driven primarily by foreign exchange movements between the USD and DKK. During the first nine months

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of 2019, the USD strengthened against the DKK to a greater extent than 2018, resulting in greater realized and unrealized exchange rate gains.  Refer to note 4 in this interim report for further details about the net financial items.

Corporate Tax

The corporate tax expense for the first nine months of 2019 was DKK 210 million compared to DKK 183 million for the first nine months of 2018.  The estimated annual effective corporate tax rate in the first nine months of 2019 was 23% compared to 22% in the first nine months of 2018.  There has been no reversal of the valuation allowances on deferred tax assets in the first nine months of 2019 or the first nine months of 2018.

Net Result

Net result for the first nine months of 2019 was a net income of DKK 694 million compared to DKK 638 million in the first nine months of 2018.  The increase was driven by the items described above.

Cash Position

Cash Position (MDKK)	September 30, 2019	December 31, 2018
Marketable securities	6,474	5,573
Cash and cash equivalents	4,643	533
Cash position	11,117	6,106

As of September 30, 2019, cash, cash equivalents,  and marketable securities (cash position) amounted to DKK 11,117 million,  an increase of DKK  5,011 million from the beginning of 2019.  The increase was mainly driven by net proceeds from the issuance of new shares in connection with the public offering and listing of ADSs on the Nasdaq Global Select Market of DKK 3,638 million,  positive working capital adjustments of DKK 567 million related to milestones achieved in the fourth quarter of 2018, which were received in the first nine months of 2019,  and our operating income of DKK 462 million, which were partly offset by corporate taxes paid of DKK 140 million during the first nine months of 2019.

There were no short-term marketable securities included in cash and cash equivalents at the end of September 2019 or at the end December 2018. In accordance with our accounting policy, securities purchased with a maturity of less than three months at the date of acquisition are classified as cash and cash equivalents. Refer to note 3 in this interim report for further details about our marketable securities.

Cash Flow

Cash Flow (MDKK)	First 9 Months 2019	First 9 Months 2018
Cash provided by (used in) operating activities	1,151	811
Cash provided by (used in) investing activities	(832)	(1,201)
Cash provided by (used in) financing activities	3,653	(73)

Net cash provided by operating activities is primarily related to our operating result, working capital fluctuations, reversal of net financial items, and adjustments related to non-cash expenses, all of which may be highly variable period to period. In the first nine months of 2019, the primary driver of higher cash provided by operating activities was higher positive working capital adjustments in 2019 related to milestones achieved in the fourth quarter of 2018 that were received in 2019.

The change in cash used in investing activities primarily reflects differences between the proceeds received from sale and maturity of our investments and amounts invested.  Purchases of marketable securities exceeded sales and maturities in the first nine months of 2019 and 2018.

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Net cash provided by financing activities is primarily related to the issuance of shares, purchase of treasury shares, exercise of warrants and lease payments. In the first nine months of 2019, the primary driver of the higher cash provided by financing activities was related to net proceeds from the issuance of new shares in connection with the public offering and listing of ADSs on the Nasdaq Global Select Market of DKK 3,638 million, and purchase of treasury shares during the first nine months of 2018 of DKK 146 million. There were no purchases of treasury shares during the first nine months of 2019.

Balance Sheet

As of September 30, 2019, total assets were DKK 13,330 million compared to DKK 8,461 million as of December 31, 2018. As of September 30, 2019, assets are mainly comprised of a cash position of DKK 11,117 million and receivables of DKK  1,151 million. The receivables consist primarily of royalties from our license and collaboration agreements and non-interest bearing receivables, which are due less than one year from the balance sheet date.

Shareholders’ equity as of September 30, 2019 was DKK 12,515 million compared to DKK 8,014 million at the end of December 2018.  The increase of DKK 4,501 million, or 56%, was driven primarily by the issuance of shares and by our net income. As of September 30, 2019, Genmab’s equity ratio was 94% compared to 95% as of December 31, 2018.

Legal Matter – MorphoSys Patent Infringement Complaint

On January 25, 2019, the District Court ruled on summary judgment that the three MorphoSys patents were invalid for lack of enablement.  MorphoSys had the opportunity to appeal the District Court’s decision. In addition, a further claim by Janssen and us that the three MorphoSys patents were unenforceable due to inequitable conduct by MorphoSys was included in the case. On January 31, 2019, MorphoSys dismissed its infringement claims against us and Janssen with prejudice, and we and Janssen, in turn, dismissed our inequitable conduct claims against MorphoSys.  As such, there will be no further proceedings in the case.

General Corporate Matter – Initial Public Offering of ADSs in the U.S. and Capital Increase

On May 28, 2019, Genmab filed a registration statement with the U.S. Securities and Exchange Commission for a proposed initial public offering of ADSs and applied for listing of the ADSs on the Nasdaq Global Select Market.  Genmab commenced the initial public offering of ADSs on July 9, 2019 and priced the offering on July 17, 2019.

On July 22, 2019, the public offering and listing of ADSs on Nasdaq Global Select Market under the symbol “GMAB” was completed. Gross proceeds from the issuance of new shares amounted to USD 506 million (DKK 3,368 million) with a corresponding increase in share capital of 2,850,000 ordinary shares or 28,500,000 ADSs. Further, the underwriters’ exercised in full their option to purchase an additional 427,500 ordinary shares or 4,275,000 ADSs bringing the total gross proceeds of the offering to USD 582 million (DKK 3,873 million). The closing of the overallotment was completed on July 23, 2019. The public offering price of $17.75 per ADS, corresponded to a subscription price of DKK 1,181.80 per New Share at the U.S. dollar/DKK exchange rate of DKK 6.6580 per USD 1.00 on July 17, 2019, multiplied by the ADS-to-share ratio of ten-to-one. Underwriting commissions paid were USD 32 million (DKK 213 million). Expenses related to the issuance amounted to DKK 22 million. Total share capital following the public offering amounted to DKK 64,967,643.

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Interim Report for the Nine Months Ended September 30, 2019

STATEMENT OF COMPREHENSIVE INCOME FOR THE 3RD QUARTER OF 2019

Income Statement	3rd Quarter of	3rd Quarter of
	2019	2018
	DKK'000	DKK'000

Revenue	1,039,844	598,597

Research and development expenses	(607,886)	(343,242)
General and administrative expenses	(81,225)	(55,182)
Operating expenses	(689,111)	(398,424)

Operating result	350,733	200,173

Net financial items	348,546	30,425

Net result before tax	699,279	230,598

Corporate tax	(162,232)	(51,423)

Net result	537,047	179,175

Basic net result per share	8.38	2.92
Diluted net result per share	8.28	2.89

Statement of Comprehensive Income

Net result	537,047	179,175

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries	4,676	1,064

Total comprehensive income	541,723	180,239

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STATEMENT OF COMPREHENSIVE INCOME FOR THE FIRST NINE MONTHS OF 2019

Income Statement		9 Months Ended	9 Months Ended
	Note	September 30, 2019	September 30, 2018
		DKK'000	DKK'000

Revenue	2	2,404,767	1,789,284

Research and development expenses		(1,717,342)	(974,682)
General and administrative expenses		(225,449)	(155,340)
Operating expenses		(1,942,791)	(1,130,022)

Operating result		461,976	659,262

Net financial items	4	441,853	162,216

Net result before tax		903,829	821,478

Corporate tax		(209,688)	(183,202)

Net result		694,141	638,276

Basic net result per share		11.14	10.43
Diluted net result per share		11.03	10.29

Statement of Comprehensive Income

Net result		694,141	638,276

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries		8,679	6,508

Total comprehensive income		702,820	644,784

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BALANCE SHEET

		September 30,	December 31,
	Note	2019	2018
		DKK'000	DKK'000
ASSETS

Intangible assets		419,632	470,359
Property, plant and equipment		187,464	161,545
Right-of-use assets	7	184,085	—
Receivables		11,580	9,621
Deferred tax assets		271,240	386,449

Total non-current assets		1,074,001	1,027,974

Receivables		1,139,453	1,326,931
Marketable securities	3	6,473,814	5,573,187
Cash and cash equivalents		4,643,035	532,907

Total current assets		12,256,302	7,433,025

Total assets		13,330,303	8,460,999

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		64,989	61,498
Share premium		11,738,022	8,058,614
Other reserves		100,386	91,707
Retained Earnings		611,234	(197,459)

Shareholders' equity		12,514,631	8,014,360

Provisions		1,860	1,430
Lease liabilities	7	157,614	—
Other payables		1,432	1,860

Total non-current liabilities		160,906	3,290

Corporate tax payable		59,321	126,964
Lease liabilities	7	30,997	—
Other payables		564,448	316,385

Total current liabilities		654,766	443,349

Total liabilities		815,672	446,639

Total shareholders' equity and liabilities		13,330,303	8,460,999

Share-based instruments	5
Shareholdings by the Board of Directors and Executive Management	6
Subsequent events to the balance sheet date	8

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Interim Report for the Nine Months Ended September 30, 2019

STATEMENT OF CASH FLOWS

		9 Months Ended	9 Months Ended
	Note	September 30, 2019	September 30, 2018
		DKK'000	DKK'000

Net result before tax		903,829	821,478

Reversal of financial items, net		(441,853)	(162,216)
Adjustments for non-cash transactions		206,436	119,742
Changes in working capital		566,982	7,207

Cash flow from operating activities before financial items		1,235,394	786,211

Financial interest received		62,030	29,936
Interest elements of lease payments	7	(5,367)	—
Financial expenses paid		(647)	(334)
Corporate taxes received/(paid)		(140,316)	(5,125)

Cash flow from operating activities		1,151,094	810,688

Investments in intangible assets		(23,412)	(397,460)
Investments in tangible assets		(58,735)	(59,085)
Marketable securities bought	3	(3,180,633)	(2,165,343)
Marketable securities sold		2,430,457	1,420,795

Cash flow from investing activities		(832,323)	(1,201,093)

Warrants exercised		44,567	73,564
Shares issued for cash		3,873,334	—
Costs related to issuance of shares		(235,001)	—
Principal elements of lease payments		(21,524)	—
Purchase of treasury shares		—	(146,175)
Payment of withholding taxes on behalf of employees on net settled RSUs		(8,728)	—

Cash flow from financing activities		3,652,648	(72,611)

Change in cash and cash equivalents		3,971,419	(463,016)
Cash and cash equivalents at the beginning of the period		532,907	1,347,545
Exchange rate adjustments		138,709	11,545

Cash and cash equivalents at the end of the period		4,643,035	896,074

Cash and cash equivalents include:
Bank deposits and petty cash		4,643,035	896,074

Cash and cash equivalents at the end of the period		4,643,035	896,074

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STATEMENT OF CHANGES IN EQUITY

	Number of	Share	Share	Translation	Retained	Shareholders'
	shares	capital	premium	reserves	Earnings	equity
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000

December 31, 2017	61,185,674	61,186	7,983,652	82,080	(1,854,726)	6,272,192
Change in accounting policy: Adoption of IFRS 15	—	—	—	—	150,648	150,648
Adjusted total equity at January 1, 2018	61,185,674	61,186	7,983,652	82,080	(1,704,078)	6,422,840

Net result	—	—	—	—	638,276	638,276
Other comprehensive income	—	—	—	6,508	—	6,508
Total comprehensive income	—	—	—	6,508	638,276	644,784

Transactions with owners:
Exercise of warrants	304,309	304	73,260	—	—	73,564
Purchase of treasury shares	—	—	—	—	(146,175)	(146,175)
Share-based compensation expenses	—	—	—	—	64,901	64,901
Tax on items recognized directly in equity	—	—	—	—	19,255	19,255

September 30, 2018	61,489,983	61,490	8,056,912	88,588	(1,127,821)	7,079,169

December 31, 2018	61,497,571	61,498	8,058,614	91,707	(197,459)	8,014,360
Net result	—	—	—	—	694,141	694,141
Other comprehensive income	—	—	—	8,679	—	8,679
Total comprehensive income	—	—	—	8,679	694,141	702,820

Transactions with owners:
Exercise of warrants	214,383	214	44,353	—	—	44,567
Shares issued for cash	3,277,500	3,277	3,870,056	—	—	3,873,333
Expenses related to capital increases	—	—	(235,001)	—	—	(235,001)
Share-based compensation expenses	—	—	—	—	103,432	103,432
Net settlement of RSUs	—	—	—	—	(8,728)	(8,728)
Tax on items recognized directly in equity	—	—	—	—	19,848	19,848

September 30, 2019	64,989,454	64,989	11,738,022	100,386	611,234	12,514,631

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Interim Report for the Nine Months Ended September 30, 2019

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

The interim report is prepared in accordance with International Accounting Standard No. 34 (IAS 34), “Interim Financial Reporting” and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in section 1 – Basis of Presentation in the financial statements in the 2018 annual report, except for the adoption of new accounting standards detailed below.

Management Judgments and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgments (various accounting estimates and assumptions), which may significantly impact the group’s financial statements. The most significant judgments include, among other things, revenue recognition, share-based compensation, deferred tax assets, and recognition of internally generated intangible assets. For additional descriptions of significant judgments and estimates, refer to note 1.3 in the 2018 annual report.

Fair Value Measurement

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 for financial instruments requires disclosure of fair value measurements by level of the following fair value measurement hierarchy for:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

MDKK		September 30, 2019		December 31, 2018
Assets Measured at Fair Value	Note	Level 1	Level 2	Level 1	Level 2

Marketable securities	3	6,474	—	5,573	—

Marketable Securities

All fair market values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

New Accounting Standards - Recently Adopted

IFRS 16 Leasing

Effective January 1, 2019, we adopted IFRS 16 using the modified retrospective transition method. Under this method, all leases are recognized in the balance sheet as a right-of-use (“ROU”) asset with a corresponding lease liability, except for short term assets in which the lease term is 12 months or less, or low value assets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The ROU asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis over the

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lease term. In the income statement, lease costs are replaced by depreciation of the ROU asset recognized over the lease term in operating expenses, and interest expenses related to the lease liability are classified in financial items. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Genmab determines if an arrangement is a lease at inception.  Genmab leases various properties and IT equipment. Rental contracts are typically made for fixed periods. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, less any lease incentives. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

ROU assets are measured at cost and include the amount of the initial measurement of lease liability,  any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term of 12 months or less and low-value assets comprise IT equipment and small items of office furniture.

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases that had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.  The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 3.7%.

The impact of the adoption of IFRS 16 on the financial statements as of January 1, 2019 is shown in the table and further described below:

January 1,
2019
DKK'000

Operating lease commitments disclosed as at December 31, 2018	183,711
Discounted using the group’s incremental borrowing rate of 3.7%	(42,461)
(Less): short-term leases recognized on a straight-line basis as expense	(2,874)
Add/(less): adjustments as a result of a different treatment of extension and termination options	66,392

Lease liability recognized at January 1, 2019	204,768

The ROU assets established at January 1, 2019 on the balance sheet was DKK 204.8 million. Net result decreased by DKK 4.5 million as a result of adopting IFRS 16 in the first nine months of 2019. Cash flows

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from operating activities increased by DKK 26.0 million and cash flows from financing activities decreased by DKK 21.5 million as a result of adopting IFRS 16 in the first nine months of 2019.

For purposes of applying the modified retrospective approach in adoption of IFRS 16,  Genmab has used the following practical expedients permitted by the standard:

•	applied the exemption not to recognize ROU assets and liabilities for leases with less than 12 months of lease term from January 1, 2019, and
•	excluded initial direct costs for the measurement of the ROU assets at the date of initial application

There are no ROU assets that meet the definition of investment property.

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Note 2 – Revenue

Genmab enters into license and collaboration agreements that are within the scope of IFRS 15, under which it licenses certain rights to its product candidates to third parties and also may participate in the development of the product candidates. The terms of these arrangements typically include payment to Genmab of one or more of the following: non-refundable, upfront license fees; exclusive designation fees; annual license maintenance fees; additional target fees; development, regulatory and commercial milestone payments; payments for research and development services; and royalties on net sales of licensed products. Each of these payments results in revenue from contracts with customers.

The table below disaggregates our revenue by type of payment and collaboration partner under our agreements, which provides additional information regarding how the nature, amount, timing and uncertainty of our revenue and cash flows might be affected by economic factors.

	9 Months Ended	9 Months Ended
	September 30, 2019	September 30, 2018
	DKK'000	DKK'000
Revenue:
Royalties	2,051,057	1,133,737
Milestone payments	100,038	142,567
License fees	-	337,965
Reimbursement income	253,672	175,015

Total	2,404,767	1,789,284

Revenue split by collaboration partner:
Janssen (DARZALEX/daratumumab & DuoBody)	2,126,901	1,262,788
Novartis (Arzerra/ofatumumab)	17,745	327,482
Other collaboration partners	260,121	199,014

Total	2,404,767	1,789,284

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Note 3 – Marketable Securities

	September 30,	December 31,
	2019	2018
	DKK'000	DKK'000
		(full year)

Cost at the beginning of the period	5,493,957	4,194,743
Additions for the period	3,180,633	3,521,212
Disposals and maturities for the period	(2,418,239)	(2,221,998)

Cost at the end of the period	6,256,351	5,493,957

Fair value adjustment at the beginning of the period	79,230	(119,551)
Fair value adjustment for the period	138,233	198,781

Fair value adjustment at the end of the period	217,463	79,230

Net book value at the end of the period	6,473,814	5,573,187

Net book value in percentage of cost	103.5%	101.4%

Average effective duration	0.92	1.39

In accordance with the group’s risk management guidelines, Genmab’s marketable securities are administrated by two external investment managers who solely invest in securities from investment grade issuers. Genmab invests its cash in deposits with major financial institutions, Danish mortgage bonds and notes issued by Danish, European, and American governments.

As of September 30,  2019, 89% of our marketable securities had a triple A-rating, compared to 90% as of December 31, 2018.

The total fair value adjustment for the first nine months of 2019 was income of DKK 138 million, which was driven primarily by foreign exchange adjustments of DKK 113 million due to the strengthening of the USD against the DKK that positively impacted our USD denominated portfolio.

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Note 4 – Financial Income and Expenses

	9 Months Ended	9 Months Ended
	September 30, 2019	September 30, 2018
	DKK'000	DKK'000

Financial income:
Interest and other financial income	81,696	44,323
Realized and unrealized gains on marketable securities, net	20,495	—
Realized and unrealized gains on fair value hedges, net	—	2,282
Realized and unrealized exchange rate gains, net	345,372	132,264

Total financial income	447,563	178,869

Financial expenses:
Interest and other financial expenses	5,710	334
Realized and unrealized losses on marketable securities, net	—	16,319

Total financial expenses	5,710	16,653

Net financial items	441,853	162,216

 Realized and unrealized exchange rate gains, net of DKK 345 million in the first nine months of 2019 were driven by the strengthening of the USD against the DKK that positively impacted our USD denominated portfolio and cash holdings. Realized and unrealized exchange rate gains, net of DKK 132 million in the first nine months of 2018 were driven by foreign exchange movements that positively impacted our USD denominated portfolio and cash holdings.

The increase in interest and other financial expenses is driven by the interest expense recognized on the lease liability established as part of the adoption of IFRS 16. See note 1 for details of the adoption of IFRS 16 and note 7 for details of the interest expense related to the lease liability.

Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established  a Restricted Stock Unit (RSU) program as an incentive for all the Genmab group’s employees, members of the Executive Management, and members of the Board of Directors.

Under the terms of the RSU program, RSUs are subject to a cliff vesting period and become fully vested on the first banking day of the month following a period of three years from the date of grant. Within 30 days of the vesting date, the holder of an RSU receives one share in Genmab A/S for each RSU.

Our Board of Directors, under two separate authorizations, is currently authorized to repurchase up to a total of 1,000,000 shares (with a nominal value of DKK 1,000,000) at a price per share that may not deviate by more than 10% from the price quoted on Nasdaq Copenhagen at the time of the acquisition. The first authorization, granted on March 17, 2016, authorizes the Board of Directors to repurchase up to a total of 500,000 shares (with a nominal value of DKK 500,000) and shall lapse on March 17, 2021. The second authorization, granted on March 29, 2019, authorizes the Board of Directors to repurchase up to an additional 500,000 shares (with a nominal value of DKK 500,000) and shall lapse on March 28, 2024.

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Interim Report for the Nine Months Ended September 30, 2019

The authorizations are intended to cover obligations in relation to the RSU program and reduce the dilution effect of share capital increases resulting from future exercises of warrants. As of September 30, 2019, we repurchased a total of 225,000 shares (with a nominal value of DKK 225,000) under the first authorization and have not repurchased any shares under the second authorization. As of September 30, 2019, up to a further 275,000 shares (with a nominal value of up to DKK 275,000) can be repurchased under the first authorization.

During the first nine months of 2019,  there were no acquisitions of treasury shares. During the first nine months of 2018, Genmab acquired 125,000 of its own shares, approximately 0.2% of share capital, to cover its future obligations under the RSU program. The total amount paid to acquire the shares, including directly attributable costs, was DKK 146 million and has been recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings as of September 30, 2019 and September 30, 2018.

The shares were acquired in accordance with the authorization granted by the Annual General Meeting on March 17, 2016 and the acquisition was carried out in compliance with applicable laws, the Nasdaq Copenhagen issuer rules and Genmab’s internal policies on trading with shares of Genmab A/S.

RSU Activity

The RSU activity in the first nine months of 2019 and 2018, respectively, is outlined below.

	9 Months Ended	9 Months Ended
	September 30, 2019	September 30, 2018

Outstanding RSUs at January 1	218,902	168,044
Granted	15,431	22,259
Vested	(22,189)	(47,450)
Forfeited/Cancelled	(5,548)	(2,774)

Outstanding RSUs at September 30	206,596	140,079

During the  first nine months of 2019, 15,431 RSUs were granted with a weighted average fair value of DKK  1,154.35 per RSU. During the  first nine months of 2018, 22,259 RSUs were granted with a weighted average fair value of DKK 1,066.29 per RSU.

During the first nine months of 2019, 22,189 RSUs vested and a corresponding amount of treasury shares were issued to cover the obligation. During the first nine months of 2018, 47,450 RSUs vested and a corresponding amount of treasury shares were issued to cover the obligation. As of September 30, 2019,  163,921 treasury shares were held by Genmab to cover its future obligations in relation to the RSU program.

Genmab settles RSUs using shares issued from treasury stock. A portion of the settlement is withheld to satisfy individual statutory tax withholding obligations which remain in our treasury share account.

Warrant Program

Genmab A/S established warrant programs as an incentive for all the Genmab group’s employees, and members of the Executive Management.

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Interim Report for the Nine Months Ended September 30, 2019

Warrants Granted from August 2004 until April 2012

Under the August 2004 warrant program, warrants vest annually over a four year period on the anniversary of the grant date. Warrants granted under the August 2004 warrant program will lapse on the tenth anniversary of the grant date. As a general rule, the warrant holder may only exercise 25% of the warrants granted per full year of employment or affiliation with Genmab after the grant date. However, the warrant holder will be entitled to retain rights to exercise all warrants on a regular schedule in instances where the employment relationship is terminated by Genmab without cause.

Warrants Granted from April 2012 until March 2017

In April 2012, a new warrant program was adopted by the Board of Directors. Whereas warrants granted under the August 2004 warrant program will lapse on the tenth anniversary of the grant date, warrants granted under the April 2012 warrant program will lapse at the seventh anniversary of the grant date. All other terms in the warrant programs are identical.

Warrants Granted from March 2017

In March 2017, a new warrant program was adopted by the Board of Directors. Whereas warrants granted under the April 2012 warrant program vested annually over a four year period, warrants granted under the new March 2017 warrant program are subject to a cliff vesting period and become fully vested three years from the date of grant. All other terms in the warrant programs are identical.

Warrant Activity

The warrant activity in the first nine months of 2019 and 2018 is outlined below

	9 Months Ended	9 Months Ended
	September 30, 2019	September 30, 2018

Outstanding warrants at January 1	1,423,210	1,518,186
Granted	49,360	62,894
Exercised	(214,383)	(304,309)
Expired/lapsed/cancelled	(15,374)	(42,724)

Outstanding warrants at September 30	1,242,813	1,234,047

During the first nine months of 2019, 49,360 warrants were granted to our employees with a weighted average exercise price of 1,154.19 per warrant and a weighted average Black-Scholes fair market value of DKK 360.96 per warrant. During the first nine months of 2018,  62,894 warrants were granted to our employees with a weighted average exercise price of 1,067.45 per warrant and a weighted average Black-Scholes fair market value of DKK 377.35 per warrant.

During the first nine months of 2019,  214,383 warrants were exercised with a weighted average exercise price of DKK 207.89 with proceeds to Genmab of DKK 45 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.35% of share capital. During the first nine months of 2018,  304,309 warrants were exercised with a weighted average exercise price of DKK 241.74 with proceeds to Genmab of DKK 74 million.  The warrants exercised increased share capital accordingly and corresponded to approximately 0.49% of share capital.

Share-based compensation expenses for the first nine months of 2019 totaled DKK 103 million compared to DKK 65 million for the first nine months of 2018.

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Interim Report for the Nine Months Ended September 30, 2019

Note 6 - Shareholdings by the Board of Directors and Executive Management

The tables below set forth certain information regarding the beneficial ownership of the issued share capital and the outstanding share-based instruments held by the members of the Board of Directors and the Executive Management as of September 30, 2019.

	December 31,				September 30,
	2018	Acquired	Sold	Transferred	2019
Number of ordinary shares owned

Board of Directors
Mats Pettersson	24,800	7,207	—	—	32,007
Anders Gersel Pedersen	8,000	718	—	—	8,718
Pernille Erenbjerg	2,700	478	—	—	3,178
Paolo Paoletti	3,337	478	—	—	3,815
Rolf Hoffmann	1,050	—	—	—	1,050
Deirdre P. Connelly	2,200	—	—	—	2,200
Peter Storm Kristensen	—	—	—	—	—
Rick Hibbert	—	—	—	—	—
Mijke Zachariasse	—	—	—	—	—
Daniel Bruno	—	—	—	—	—

	42,087	8,881	—	—	50,968
Executive Management
Jan van de Winkel	662,400	6,084	—	—	668,484
David A. Eatwell	30,825	4,436	—	—	35,261
Judith Klimovsky	—	—	—	—	—

	693,225	10,520	—	—	703,745

Total	735,312	19,401	—	—	754,713

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Interim Report for the Nine Months Ended September 30, 2019

	December 31,				September 30,
	2018	Granted	Exercised	Transferred	2019
Number of warrants held

Board of Directors
Mats Pettersson	26,250	—	(6,250)	—	20,000
Anders Gersel Pedersen	29,000	—	(9,000)	—	20,000
Pernille Erenbjerg	—	—	—	—	—
Paolo Paoletti	—	—	—	—	—
Rolf Hoffmann	—	—	—	—	—
Deirdre P. Connelly	—	—	—	—	—
Peter Storm Kristensen	2,515	—	—	—	2,515
Rick Hibbert	876	—	(87)	(789)	—
Mijke Zachariasse	—	—	—	557	557
Daniel Bruno	15,837	—	—	—	15,837

	74,478	—	(15,337)	(232)	58,909

Executive Management
Jan van de Winkel	108,068	—	(42,400)	—	65,668
David A. Eatwell	335,201	—	(45,000)	—	290,201
Judith Klimovsky	36,932	—	—	—	36,932

	480,201	—	(87,400)	—	392,801

Total	554,679	—	(102,737)	(232)	451,710

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Interim Report for the Nine Months Ended September 30, 2019

	December 31,				September 30,
	2018	Granted	Settled	Transferred	2019
Number of RSUs held

Board of Directors
Mats Pettersson	3,298	—	(957)	—	2,341
Anders Gersel Pedersen	2,278	—	(718)	—	1,560
Pernille Erenbjerg	1,649	—	(478)	—	1,171
Paolo Paoletti	1,649	—	(478)	—	1,171
Rolf Hoffmann	1,899	—	—	—	1,899
Deirdre P. Connelly	2,094	—	—	—	2,094
Peter Storm Kristensen	1,481	—	—	—	1,481
Rick Hibbert	1,439	—	—	(1,439)	—
Mijke Zachariasse	—	—	—	188	188
Daniel Bruno	4,340	—	—	—	4,340

	20,127	—	(2,631)	(1,251)	16,245

Executive Management
Jan van de Winkel	33,505	—	(11,387)	—	22,118
David A. Eatwell	20,068	—	(7,693)	—	12,375
Judith Klimovsky	12,579	—	—	—	12,579

	66,152	—	(19,080)	—	47,072

Total	86,279	—	(21,711)	(1,251)	63,317

Following Genmab A/S' Annual General Meeting on March 29, 2019,  the Board of Directors is comprised of five independent directors, one non-independent director, and three employee-elected directors. Mats Pettersson, Dr. Anders Gersel Pedersen, Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann and Dr. Paolo Paoletti were re-elected to the Board of Directors for a one year period. Peter Storm Kristensen, Mijke Zachariasse and Dan Bruno were elected to the Board of Directors by the employees for a three year period. Dr. Rick Hibbert stepped down from the Board of Directors. The reclassification of the employee elected board members’ shares and share-based instruments is shown in the transferred column of the tables above. The Board of Directors convened and constituted itself with Mats Pettersson as Chairman and Deirdre P. Connelly as Deputy Chairman.

Other than the remuneration to the Board of Directors and the Executive Management and the transactions detailed in the tables above, no other significant transactions with the Board of Directors or the Executive Management took place during the first nine months of 2019. For further information on the remuneration of the Board of Directors and the Executive Management, refer to note 5.1 in the 2018 annual report.

Genmab settles RSUs using shares issued from treasury stock. A portion of the settlement is withheld to satisfy individual statutory tax withholding obligations, which remain in our treasury share account.

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Interim Report for the Nine Months Ended September 30, 2019

Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	September 30,	December 31,
	2019	2018
	DKK'000	DKK'000
Right-of-use assets
Properties	179,292	—
Equipment	4,793	—
		—
Total right-of-use assets	184,085	—
		—
Lease liabilities		—
Current	30,997	—
Non-current	157,614	—
		—
Total lease liabilities	188,611	—

There were no additions to the right-of-use assets in the first nine months ended September 30, 2019.

Amounts recognized in the statement of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	9 Months Ended	9 Months Ended
	September 30, 2019	September 30, 2018
	DKK'000	DKK'000
Depreciation charge of right-of-use assets
Properties	19,723	—
Equipment	959	—

Total depreciation charge of right-of-use assets	20,682	—

Interest expense	5,367	—
Expense relating to short-term leases	2,155	—

Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

Please refer to note 1 for disclosure of the impact of adoption of IFRS 16 on our consolidated financial statements. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

During the second quarter of 2019, Genmab A/S’s subsidiary Genmab US, Inc., entered into a lease agreement with respect to office and laboratory space with a commencement date in March 2020 and is non-cancellable until August 2031.  The total future minimum payments over the term of the lease are

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Interim Report for the Nine Months Ended September 30, 2019

approximately DKK 221 million and estimated capital expenditures to fit out the space are approximately DKK 181 million.

During the third quarter of 2019, Genmab A/S’s subsidiary Genmab B.V., entered into a lease agreement with respect to office and laboratory space with a commencement date in February 2022 and is non-cancellable until January 2032.  The total future minimum payments over the term of the lease are approximately DKK 99 million and estimated capital expenditures to fit out the space are approximately DKK 70 million.

Note 8 - Subsequent Events to the Balance Sheet Date

No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of September 30, 2019.

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Interim Report for the Nine Months Ended September 30, 2019

ABOUT GENMAB

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company has two approved antibodies, DARZALEX® (daratumumab) for the treatment of certain multiple myeloma indications, and Arzerra® (ofatumumab) for the treatment of certain chronic lymphocytic leukemia indications. Daratumumab is in clinical development for additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development for relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with core sites in Utrecht, the Netherlands and Princeton, New Jersey, U.S.

This interim report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology that may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s final prospectus for our U.S. public offering and listing and other filings with the U.S. Securities and Exchange Commission (SEC), available at www.sec.gov.Genmab does not undertake any obligation to update or revise forward looking statements in this interim report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX®  is a trademark of Janssen Pharmaceutica NV.

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Interim Report for the Nine Months Ended September 30, 2019

DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the Executive Management have today considered and adopted the unaudited interim report of the Genmab group for the nine months ended September 30, 2019.

The interim report is prepared in accordance with International Accounting Standard No. 34 (IAS 34), “Interim Financial Reporting”, as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group.

Furthermore, we consider the Management’s Review, pages 4-24, to give a true and fair account of the development in the group’s activities and financial affairs, results of operations and the group’s financial position as a whole as well as a description of the significant risks and uncertainties that the group faces.

Copenhagen, November 6, 2019

Executive Management

Jan van de Winkel	David A. Eatwell	Judith Klimovsky
(President & CEO)	(Executive Vice President & CFO)	(Executive Vice President & CDO)

Board of Directors

Mats Pettersson	Deirdre P. Connelly	Rolf Hoffmann
(Chairman)	(Deputy Chairman)

Pernille Erenbjerg	Paolo Paoletti	Anders Gersel Pedersen

Mijke Zachariasse	Daniel J. Bruno	Peter Storm Kristensen
(Employee elected)	(Employee elected)	(Employee elected)

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